Exhibit 99.1
FOR IMMEDIATE RELEASE – OCTOBER 6, 2008 – CALGARY, ALBERTA – PETROFLOW ENERGY LTD.
(TSXV Symbol – PEF; AMEX Symbol – PED)
PETROFLOW ENERGY LTD. ANNOUNCES ADDITIONAL HUNTON JOINT VENTURE
Petroflow is pleased to announce that it has entered into a Letter of Intent (LOI) with Patron Energy, LLC (Patron) regarding the establishment of a joint venture to mutually develop the Hunton and other formations in Oklahoma. This LOI is outside of the seven Oklahoma counties in which Petroflow is presently involved with Enterra Energy Trust.
The LOI, which is subject to due diligence and the execution of a formal joint venture agreement and operating agreement prior to October 17, 2008, will allow the Company to own working interests varying between 65% and 70% in three new project areas initiated by Patron. Patron presently has leased mineral rights in approximately 4,600 net acres of land in one of the project areas and has evaluated the geological potential within the other two areas. In consideration, Petroflow will pay Patron $US 1 million. The purchase price represents reimbursement to Patron for seventy percent of its costs in the three projects, including prospect fees, leasehold, land and administrative costs. Key to the LOI is access to Patron’s agreement with a team of experienced geologists which provides Patron with a right of first refusal to acquire any projects proposed by these geologists until June 2009. Each party will have the option, but not the obligation, to participate in any additional projects generated by the geologists. Additionally, if either party receives an offer to purchase its interest in a project covered by the LOI, the other party shall have a right of first refusal to match said offer.
Patron is a privately held Texas limited liability company. Mr. Richard Azar, who is a director of Petroflow, owns twenty percent of Patron. Mr. Azar intends to participate in the activities to be undertaken pursuant to this LOI with working interests of approximately six percent. Mr. Azar was not involved in the Company’s decision to approve this LOI.
This transaction is considered to be a ‘related party transaction’ as defined under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (MI 61-101). This transaction is exempt from the formal valuation and minority shareholder approval requirements under MI 61-101 as neither the fair market value of the assets that are the subject of the transaction nor the consideration being paid exceeds twenty five percent of the Company’s market capitalization.
Forward-Looking Statements
This news release contains statements about project areas and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the project areas described can be profitably developed in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements.

These risks, uncertainties and other factors include, but are not limited to, the risk that Petroflow will not sign a formal joint venture agreement with Patron, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Macam Investor Relations
Cameron MacDonald
403-695-1006
866-264-0743
www.macamgroup.com
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4311
www.petroflowenergy.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.